MAG Silver Corporation

For Immediate Release

October 31, 2005

MAG SILVER AND PEÑOLES CONFIRM
CONTINUITY OF VEIN AT JUANICIPIO

Vancouver, B.C. -  MAG Silver Corporation (TSXV: MAG) and Industrias Peñoles S.A. de C.V. today announced assay results from the first two holes of the drill program at Juanicipio confirming the up dip extension of Mag Silver’s 2003 vein discovery.

Assay results include a return from Hole JI-05-10 of 0.30m (0.98’) of 234 g/t Ag (7.52 ounces per tonne), 0.12ppm Au, and 0.117ppm Zn. This new vein intersection is located 100m (300’) west and 160m (525’) up dip from the MAG’s discovery hole of 2.0m (30% rec) of 630 grams per tonne silver and 10.8 grams per tonne gold, suggesting lateral and vertical continuity typical of Fresnillo vein systems.

This initial phase of the Juanicipio drill program is focused on obtaining three pierce points in the discovery in order to further define the strike and dip of the vein. A second hole recently completed returned no significant values.

“Two drills are presently operating and are expected to complete the proposed 8 hole 8,000 meter drill program by year end,” said Dan MacInnis, President of MAG Silver. “This intercept is very encouraging because it demonstrates the vein has lateral and vertical continuity. It is also consistent with the typical “Fresnillo style” vein system, a system that has produced multi-million ounce vein deposits.”

The Peñoles-MAG Joint Venture on the Juanicipio Property lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine, and 2.3 kilometres from its westernmost underground workings.

Peñoles’ current exploration campaign recently announced “El Saucito”, a silver-gold vein discovery lying 1.2 kilometres from the eastern boundary of the Juanicipio property. In Industrias Penoles’ 2004 Annual Report, the El Saucito Deposit is described in the order of one million ounces at an average grade of 11.0 grams per tonne gold equivalent. This significant new mineral discovery enlarges the mineral endowment of the Fresnillo mine district and highlights the significant potential for new and similar discoveries “under cover” in and along the Fresnillo trend. MAG’s 2003-2004 exploration drilling intersected several vein structures with significant silver and gold values lying along the projection of the Saucito vein group.

Hole Number	From	To	Width	Au ppm	Ag ppm	Cu ppm	Pb ppm	Zn ppm	Ag opt
JI-03-01	596.5	598.5	2.0	10.86	689	157	690	2090	21.9
JI-03-01A Wedge 01	603.7	604.6	0.9	1.20	670	140	2200	180	22.0
JI-05-10	471.1	471.4	0.30	0.119	234	195	584	1170	7.52
JI-05-11	NSV			-	-	-	-	-	-

About Peñoles (www.penoles.com)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver (www.magsilver.com)

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.